# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Youxin Technology Ltd, CIK 0001964946
CUSIP: G9876W104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Room 1005/1006/1007 No 122 Huangpu Ave W, Tianhe District, Guangzhou, Guangdong Province, China (F4), 51000
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001553350-25-000095
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 67,297; shared voting power 0; sole dispositive power 67,297; shared dispositive power 0; aggregate amount beneficially owned 67,297 (1.6% of the class)

## Item 1. Issuer
Name of issuer: Youxin Technology Ltd
Address of issuer's principal executive offices: Room 1005, 1006, 1007, No. 122 Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, People's Republic of China

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
67,297

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on September 11, 2025, covering 4,638,200 Class A Ordinary Shares purchased on September 8, 2025. The amounts in Row (5), (7) and (9) include 67,297 Series A Warrants to purchase shares of common stock. The percentage set forth on Row (11) of the cover page for the reporting person is based on 4,079,693 Ordinary Shares outstanding, comprised of 2,327,559 Ordinary Shares outstanding as of October 27, 2025, based on the Issuer's Proxy Statement and Notice of Annual General Meeting of Shareholders filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 31, 2025 and an additional 1,752,134 Class A Ordinary Shares issued on November 13, 2025, based on the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 13, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 1.6%
Sole power to vote or to direct the vote: 67,297
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 67,297
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (11/14/2025)